UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Neighborcare, Inc.

(Name of Issuer)

Common Stock, par value $.02 per share

(Title of Class of Securities)

64015Y104

(CUSIP Number)

Patrick H. Daugherty, Esq.
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 1300
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 16, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64015Y104			Page 2 of 12

1.	Name of Reporting Person: Highland Capital Management, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 75-2716725

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 88,497

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 88,497

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,358,973

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.42%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 64015Y104			Page 3 of 12

1.	Name of Reporting Person: Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,404,120

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,404,120

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,358,973

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.42%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 64015Y104			Page 4 of 12

1.	Name of Reporting Person: Prospect Street High Income Portfolio Inc., a Maryland corporation		I.R.S. Identification Nos. of above persons (entities only): 04-3028343

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 263,577

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 263,577

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,358,968

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.42%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 64015Y104			Page 5 of 12

1.	Name of Reporting Person: PCMG Trading Partners XXIII LP		I.R.S. Identification Nos. of above persons (entities only): 56-21575855

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 41,100

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 41,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,358,973

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.42%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 64015Y104			Page 6 of 12

1.	Name of Reporting Person: Hartford Secured Loan Trust		I.R.S. Identification Nos. of above persons (entities only): 06-1547760

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 173,745

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 173,745

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,358,973

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.42%

14.	Type of Reporting Person (See Instructions):

CUSIP No. 64015Y104			Page 7 of 12

1.	Name of Reporting Person: Highland Equity Focus Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only): 46-0491961

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,387,934

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,387,934

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,358,973

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.42%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 64015Y104			Page 8 of 12

1.	Name of Reporting Person: James Dondero		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,358,973

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,358,973

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,358,973

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.42%

14.	Type of Reporting Person (See Instructions): IN

     This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on October 2, 2001, as amended by Amendment No. 1 to the Schedule 13D filed on April 5, 2002. This statement is being filed by Highland Capital Management, L.P., (“Highland Capital”), Highland Crusader Offshore Partners, L.P., (“Crusader”), Prospect Street High Income Portfolio Inc., (“Prospect”), Hartford Secured Loan Trust, (“Hartford”), Highland Equity Focus Fund, L.P., (“Equity Focus Fund”), and James Dondero by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D and Amendment No. 1 to the Schedule 13D previously filed with the Securities and Exchange Commission.

Item 2. Identity and Background.

     Item 2 is amended to add the following:

     Hartford Secured Loan Trust, a Delaware business trust (“Hartford”) is hereby added as a Filing Person. The principal business of Hartford is purchasing and holding securities for investment purposes. The principal business address and office of Hartford is 13455 Noel Road, Suite 1300, Dallas, TX 75240.

     Highland Equity Focus Fund, L.P., a Delaware limited partnership (“Equity Focus Fund”) is hereby added as a Filing Person. The principal business of Equity Focus Fund is purchasing and holding securities for investment purposes. The principal business address and office of Equity Focus Fund is 13455 Noel Road, Suite 1300, Dallas, TX 75240.

     Paragraph (c) of Item 2 is deleted in its entirety and replaced with the following:

     This Statement is filed on behalf of a group consisting of Highland Capital, Crusader, Prospect, Equity Focus Fund, Hartford, PCMG and Mr. Dondero. The general partner of Crusader and Equity Focus Fund is Highland Capital. Highland Capital, as a registered investment advisor, is the investment advisor for Prospect. The general partner of Highland Capital is Strand Advisors, Inc., a Delaware corporation (“Strand”). The general partner of PCMG is Strand Advisors III, Inc., a Delaware corporation (“Strand III”). The directors and officers of Strand, Prospect and Strand III are listed on Appendix 1 hereto. Mr. Dondero is the President of Highland, Prospect, Strand and Strand III, and a director of the Issuer. In the aforementioned capacities, each of the foregoing may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the other members of the group.

Item 5. Interest in Securities of the Issuer.

     Item 5 is amended in its entirety by substituting the following:

     (a) The Reporting Person maybe deemed to beneficially own in the aggregate 4,358,973 shares of Common Stock, representing 10.42% or the outstanding shares of Common Stock (based on the information disclosed by the Issuer).

(b)	Sole	Shared		Sole	Shared
	Voting	Voting		Dispositive	Dispositive
	Power	Power		Power	Power

Highland Capital Management, L.P.	0	88,497	(1)	0	88,497	(1)
Highland Crusader Offshore Partners, L.P.	0	1,404,120	(2)	0	1,404,120	(2)
Prospect Street High Income Portfolio Inc.	0	263,577	(3)	0	263,577	(3)
Hartford Secured Loan Trust	0	173,745	(4)	0	173,745	(4)
Highland Equity Focus Fund, L.P.	0	2,387,934		0	2,387,934
PCMG Trading Partners XXIII LP	0	41,100		0	41,100
James Dondero (5)	0	4,358,973		0	4,358,973

     Highland Capital, and Dondero are deemed to beneficially own 4,358,973 shares of Common Stock, representing 10.42% of the Issuer’s outstanding Common Stock. The Common Stock deemed to be beneficially owned by Highland Capital, and Dondero includes all the Common Stock held by the Reporting Persons.

(1) Includes 41,537 shares of Common Stock beneficially and directly owned by Highland Capital, and 46,960 Options. The Options were granted under the Issuer’s 2001 Stock Option Plan to Mr. Dondero, President of Highland Capital, who is a member of the board of directors of the Issuer appointed pursuant to the Plan. Mr. Dondero and Highland Capital have an understanding pursuant to which Mr. Dondero holds the Options for the benefit of Highland Capital.

(2) Includes 1,152,848 shares of Common Stock beneficially and directly owned by Crusader, and 251,272 shares of Common Stock underlying 31,660 shares of Convertible Preferred Stock immediately convertible and beneficially and directly owned by Crusader.

(3) Includes 239,774 shares of Common Stock beneficially and directly owned by Prospect, and 23,803 shares of Common Stock underlying 2,999 shares of Convertible Preferred Stock immediately convertible and beneficially and directly owned by Prospect.

(4) Includes 157,261 shares of Common Stock beneficially and directly owned by Hartford Secured Loan Trust, and 16,484 shares of Common Stock underlying 2,077 shares of Convertible Preferred Stock immediately convertible and beneficially and directly owned by Prospect.

(5) Because of the relationships described herein, Mr. Dondero may be deemed the indirect beneficial owner of the shares owned by Highland Capital, Crusader, Prospect, Hartford, Equity Focus Fund and PCMG. Mr. Dondero disclaims beneficial ownership of all such shares.

     (c) Except as described in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Filing Persons, or to their knowledge, any of the persons list on Exhibit I, hereto, during the past sixty days.

On September 12, 2002 and November 4, 2002, Highland Capital transferred 1,040,826 and 411,608 shares of common stock to the Equity Focus Fund, L.P., for $15.15 and $14.29 per share, respectively. This transfer did not effect the beneficial ownership of the Common Stock.

Highland Equity Focus Fund, L.P. acquired 935,500 shares in the open market on the following dates and at the following prices:

			Shares
	Date of Purchase	Price Per Share	Purchased

Highland Equity Focus Fund, L.P.	10/24/2003	25.332	50,000
Highland Equity Focus Fund, L.P.	10/27/2003	25.941	50,000
Highland Equity Focus Fund, L.P.	11/18/2003	30.200	10,000
Highland Equity Focus Fund, L.P.	11/18/2003	30.068	178,000
Highland Equity Focus Fund, L.P.	12/12/2003	19.534	300,000
Highland Equity Focus Fund, L.P.	12/15/2003	19.724	25,000
Highland Equity Focus Fund, L.P.	12/16/2003	19.244	322,500

Item 7. Material to be Filed as Exhibits.

     Item 7 is hereby amended as follows:

     Exhibit 1. Joint Filing Agreement, dated as of January 8, 2004, entered into by and among Highland Capital, Crusader, Prospect, Equity Focus Fund, Hartford, PCMG and Mr. Dondero.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 8, 2004

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc., its general partner

		By:	/s/ James Dondero

		Name:	James Dondero
		Title:	President

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By: Highland Capital Management, L.P., its general partner
By: Strand Advisors, Inc., its general partner

		By:	/s/ James Dondero

		Name:	James Dondero
		Title:	President

PROSPECT STREET HIGH INCOME PORTFOLIO INC.

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

PCMG TRADING PARTNERS XXIII LP

By: Strand Advisors III, Inc., its general partner

		By:	/s/ James Dondero

		Name:	James Dondero
		Title:	President

/s/ James Dondero

JAMES DONDERO

APPENDIX 1

Appendix 1 is hereby amended as follows:

     The name of each director and officer of Prospect Street High Income Portfolio, Inc., Strand Advisors, Inc. and Strand Advisors III, Inc. is set forth below. The business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240, unless otherwise noted. Each person is a citizen of the United States of America unless otherwise noted. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Present Principal Occupation or Employment
Name	and Business Address (if applicable)

Prospect Street High Income Portfolio, Inc.

James Dondero, Director	President
Mark Okada	Executive Vice President
R. Joseph Daugherty	Senior Vice President
M. Jason Blackburn	Secretary and Treasurer
Timothy Hui, Director	Director of Learning Resources of the Pennsylvania Biblical University, 48 Willow Green Drive, Churchville, PA 18966.
Scott Kavanaugh, Director	Director, Executive Vice President and Treasurer of Commercial Capital, One Venture, Ste. 300, E. Irvine, CA 92618.
James Leary, Director	Managing Director of Benefit Capital, 2006 Peakwood Drive, Garland, Texas 75044.
Bryan Ward, Director	Special Projects Advisor and Information Technology Consultant for Accenture, 3625 Rosedale, Dallas, Texas 75205.

Strand Advisors, Inc.

James Dondero, Director	President
Mark Okada	Executive Vice President

Strand Advisors III, Inc.

James Dondero, Director	President
Mark Okada	Executive Vice President

EXHIBITS

     Exhibit 1. Joint Filing Agreement, dated as of January 8, 2004, entered into by and among Highland Capital, Crusader, Prospect, PCMG and Mr. Dondero.